Free Writing Prospectus, dated May 4, 2016

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-210992

C. R. Bard, Inc.

Pricing Term Sheet

May 4, 2016

U.S. $500,000,000 3.000% Senior Notes due 2026

Issuer:	C. R. Bard, Inc.

Legal Format:	SEC Registered

Size:	$500 million aggregate principal amount of 3.000% notes due 2026 (the “notes”)

Expected Ratings:*	Baa1 (Moody’s) / A (S&P)

Trade Date:	May 4, 2016

Settlement Date:	May 9, 2016 (T+3)

Maturity Date:	May 15, 2026

Interest Payment Dates:	Semi-annually on each May 15 and November 15; commencing on November 15, 2016

Benchmark Treasury:	UST 1.625% due February 15, 2026

Spread to Benchmark Treasury:	122 basis points

Benchmark Treasury Price / Yield:	98-19; 1.782%

Yield to Maturity:	3.002%

Coupon (Interest Rate):	3.000%

Price to Public:	99.982%

Redemption Provision:	Prior to February 15, 2026 (three months prior to their maturity date), make-whole call at any time and from time-to-time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value of the principal and interest (exclusive of interest accrued to the date of redemption) at the treasury rate plus 20 basis points; on or after February 15, 2026, at 100% of the principal amount of notes being redeemed; plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	067383 AE9 / US067383AE91

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. J.P. Morgan Securities LLC

Co-Managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Other Changes to the Preliminary Prospectus Supplement:

Pro Forma Ratio of Earnings to Fixed Charges:	As adjusted to give effect to the sale of the notes and the application of the estimated net proceeds as if they had occurred at the beginning of the respective periods, our ratio of earnings to fixed charges would have been approximately 8.81x for the three months ended March 31, 2016 and 5.71x for the year ended December 31, 2015.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus relating to the offering may be obtained by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or dg.prospectus_requests@baml.com; Barclays Capital Inc. toll free at 1-888-603-5847 or barclaysprospectus@broadridge.com; and J.P. Morgan Securities LLC collect at 1-212-834-4533.